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EXHIBIT 99.01

[LOGO OMITTED]     THIRD QUARTER REPORT - 2000

                   DEAR FELLOW SHAREHOLDERS:

Once again in the third quarter of this year, gold prices have remained depressed, despite the rising oil prices and unrest in the Middle East. As long as the dollar remains strong against other major currencies it is unlikely that gold will move out of its current trading range. The United States election results may create a degree of uncertainty which could benefit gold, but the company must continue to plan for its future based on current gold prices.

The Corporation has continued in its efforts to reduce operating costs and this, together with the discontinuance of operation at Mineral Ridge has enabled the Corporation to reduce its losses to $590,000 for the three months ending September 30, 2000 compared to a net loss of $1.8 million in the same period in 1999. At the end of the quarter, the Corporation has net working capital of $1.4 million including cash of $0.64 million. Hycroft gold production during the third quarter was 2,691 ounces and 11,830 ounces for the first nine months. We expect production for the full year to reach 13,000 ounces.

The Corporation has re-examined restarting the run-of-mine heap leaching operation at Hycroft at a higher production rate. This scenario would produce 350,000 ounces of gold over a five year period instead of the seven year period first contemplated. The accelerated production rate substantially improves the economics and shows that the project would have a cash cost of $183 an ounce with an after tax internal rate of return of 31-percent at a $275 gold price. Thirteen million dollars of capital expenditure and $5 million of working capital would be required to restart operations at Hycroft. If the Corporation can obtain financing, mining operations could restart immediately, as the project is fully permitted, and infrastructure and key management are in place.

Recent pit-mapping and re-logging of drill samples in the Central Fault pit has identified areas of oxide mineralization which can be extended to the southeast with additional drilling. This supplements previously reported target areas where additional drilling could add 400,000-450,000 ounces of oxide mineral resources. A hypogene vein system has also been identified in the south end of the Central Fault pit with a strike length in excess of 1,300 feet; with true widths varying from 5 to 25 feet and grades averaging 0.15 ounces per ton. Continuing compilation of geologic and drill hole data confirms that Hycroft is a large epithermal gold system with multiple targets for high-grade mineralization (greater than 0.1 ounce per ton gold). The mineralized horizon now felt to be most permissive for high-grade exploration proximate to known oxide mineralization has been penetrated by only six of the more than 3,000 exploration holes on the Hycroft property. Known mineralization at Hycroft extends over a strike length of four miles along the Central Fault and more than two miles along the east fault (sometimes call the "Brimstone Fault"). In places, this horizon begins immediately below the floor of existing and planned pits at Hycroft and generally begins less than 500 feet below the original surface. Additional exploration drilling to further develop some of these exciting targets will be undertaken when funding is available.

With respect to the USF&G Lawsuit announced in our press release of August 31, 2000, an Emergency Motion for Preliminary Injunction was filed by USF&G on September 7, 2000 and this motion was denied by the court on October 16, 2000. In his ruling, the judge stated that "A party cannot be obligated for the debt of another absent an express agreement assuming such liability." As no such agreement exists, the Corporation feels that this is a very positive step towards concluding this suit.


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At the end of the quarter I took over as President and CEO for Mike Richings, who has retired, but remains as an active member of the Board of Directors. The Corporation's strategy continues unchanged, and that is to examine a number of alternatives to assure the future of the company, including the sale of assets and the pursuit of strategic alliances with other gold producers to enhance shareholder value.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.



Ronald J. (Jock) McGregor
President and Chief Executive Officer



November 8, 2000

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (720) 981-1185 or
(888) 629-2450.


(720) 981-1185 -         7961 SHAFFER PARKWAY - SUITE 5         (720) 981-1186 -
    VOICE                     - LITTLETON, CO 80127                    FAX